VE
3-26-04

04018811

(A)

AH 3/23/2004

RECEIVED
MAR 2 2 2004
158
SEC MAIL PROCESSING SECTION WASH. D.C.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 50426

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kurt Salmon Associates Capital Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1355 Peachtree Street NE, Suite 900
(No. and Street)

Atlanta (City) Georgia (State) 30309 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windham Brannon, P.C.
(Name – *if individual, state last, first, middle name*)

1355 Peachtree Street NE, Suite 200 (Address) Atlanta (City) Georgia (State) 30309 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 2 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William H. Beckemeyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kurt Salmon Associates Capital Advisors, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Secretary / Treasurer
Title

Notary Public

NOTARY PUBLIC, HENRY COUNTY, GEORIGA
MY COMMISSION EXPIRES MARCH 9, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KURT SALMON ASSOCIATES
CAPITAL ADVISORS, INC.

FORM X-17A-5, PART III
WITH SUPPLEMENTARY DATA
December 31, 2003

KURT SALMON ASSOCIATES CAPITAL ADVISORS, INC.
(A wholly-owned Subsidiary of Kurt Salmon Associates, Inc.)

FINANCIAL STATEMENTS
December 31, 2003

CONTENTS

WINDHAM BRANNON, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Kurt Salmon Associates Capital Advisors, Inc.

We have audited the accompanying balance sheet of **Kurt Salmon Associates Capital Advisors, Inc.** (a wholly-owned subsidiary of Kurt Salmon Associates, Inc.) as of December 31, 2003, and the related statements of income and retained earnings and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kurt Salmon Associates Capital Advisors, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Windham Brannon, P.C.
Certified Public Accountants

February 25, 2004

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404/898-2000, Fax 404/898-2010, E-Mail windhambrannon@windhambrannon.com
Member of AGN International Ltd., an association of separate and independent accounting & consulting firms

KURT SALMON ASSOCIATES CAPITAL ADVISORS, INC.
(A wholly-owned Subsidiary of Kurt Salmon Associates, Inc.)

BALANCE SHEET
December 31, 2003

ASSETS

Cash in bank	$	16,000
Investments		12,285
Due from parent		4,200
Total Assets	$	32,485

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	$	-
Common stock, 1,000 shares authorized, no par value, 160 shares issued and outstanding		16,000
Retained earnings		16,485
Total Stockholder's Equity		32,485
Total Liabilities and Stockholder's Equity	$	32,485

The accompanying notes are an integral part of these financial statements.

KURT SALMON ASSOCIATES CAPITAL ADVISORS, INC.
(A wholly-owned Subsidiary of Kurt Salmon Associates, Inc.)

STATEMENT OF INCOME AND RETAINED EARNINGS
For The Year Ended December 31, 2003

REVENUES:	
Advisory fees	$ 2,951,768
EXPENSES:	
Services provided by Parent	(2,361,415)
Other professional expenses	(512,923)
INVESTMENT INCOME:	
Realized and unrealized investment losses	(20,815)
Income before income taxes	56,615
INCOME TAXES	(28,853)
NET INCOME	27,762
RETAINED EARNINGS:	
Beginning of year	33,100
Dividends	(44,377)
End of year	$ 16,485

The accompanying notes are an integral part of these financial statements.

KURT SALMON ASSOCIATES CAPITAL ADVISORS, INC.
(A wholly-owned Subsidiary of Kurt Salmon Associates, Inc.)

STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	27,762
Adjustments to reconcile net income to net cash provided by operating activities:		
Non-cash investment loss		20,815
Change in due to/from Parent		(21,821)
Net Cash Provided By Operating Activities		26,756
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividend paid to Parent		(44,377)
NET DECREASE IN CASH		(17,621)
CASH IN BANK, BEGINNING OF YEAR		33,621
CASH IN BANK, END OF YEAR	$	16,000

The accompanying notes are an integral part of these financial statements.

KURT SALMON ASSOCIATES CAPITAL ADVISORS, INC.
(A wholly-owned Subsidiary of Kurt Salmon Associates, Inc.)

NOTES TO FINANCIAL STATEMENTS
December 31, 2003

1. DESCRIPTION OF BUSINESS

Kurt Salmon Associates Capital Advisors, Inc. (the "Company") was formed in 1997 as a wholly-owned subsidiary of Kurt Salmon Associates, Inc. (the "Parent"), an international management consulting firm specializing in the retailing, consumer products and healthcare industries. The Company was formed for the purpose of providing merger and acquisition, financial and capital advisory services to the clients and industries served by the Parent. The Company's registration as a broker-dealer became effective in 1997.

2. RELATED PARTY TRANSACTIONS

The Company has an arrangement with the Parent whereby the Parent will fund all administrative costs of the Company. The Company is not required to reimburse such expenditures. Amounts paid by the Parent in accordance with this arrangement were approximately $35,000 in 2003.

All fees earned by the Company arise from contracts obtained through the Parent or its subsidiaries. Contract services are provided by the Parent or its subsidiaries at rates established through intercompany arrangements controlled by Parent. Advisory fees are recognized as revenue when contract services are completed and fees are earned.

The Company is included in the consolidated income tax return of the Parent. Under the arrangement with Parent, the Company recognizes an income tax expense or benefit based on the consolidated effective tax rate. At December 31, 2003, taxable temporary differences of approximately $16,000 existed, all related to unrealized investment losses recognized for financial reporting but not for income tax reporting purposes.

3. INVESTMENTS

In 2000, the Company acquired common stock and warrants of NASDAQ Stock Market, Inc. Prior to 2003, the securities were not readily marketable and were carried at cost. In 2003, a market for the securities developed and they were carried at market value. Warrants carried at $4,200 expired in 2003.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The minimum net capital requirement for the Company is $5,000. As of December 31, 2003, the Company had net capital of $25,024, which was $20,024 in excess of its required net capital of $5,000.

WINDHAM BRANNON, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY DATA

The Board of Directors
Kurt Salmon Associates Capital Advisors, Inc.

We have audited the financial statements of **Kurt Salmon Associates Capital Advisors, Inc.** for the year ended December 31, 2003, and have issued our report thereon dated February 25, 2004. Our audit was conducted for the purpose of forming an opinion on those financial statements taken as a whole. The computation of net capital, the reconciliation of net capital, the computation of aggregate indebtedness and the computation of excess net capital at December 31, 2003, and the computation for determination of reserve requirements and information relating to the possession or control requirements are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are additional information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Windham Brannon, P.C.
Certified Public Accountants

February 25, 2004

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404/898-2000, Fax 404/898-2010, E-Mail windhambrannon@windhambrannon.com
Member of AGN International Ltd., an association of separate and independent accounting & consulting firms

KURT SALMON ASSOCIATES CAPITAL ADVISORS, INC.
(A wholly-owned Subsidiary of Kurt Salmon Associates, Inc.)

SUPPLEMENTARY DATA
December 31, 2003

COMPUTATION OF NET CAPITAL

Stockholder's equity, December 31, 2003	$	32,485
Less:		
Due from parent		(4,200)
Investment haircuts and concentration charges		(3,261)
Net capital	$	25,024

RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1

Net capital, Form X-17A-5, Part IIA	$	25,024
Reconciling items		-
Net capital per above computation	$	25,024

COMPUTATION OF AGGREGATE INDEBTEDNESS AS DEFINED UNDER RULE 15c3-1

Liabilities	$	-
Total Aggregate Indebtedness	$	-
Ratio of Aggregate Indebtedness to Net Capital		N/A

COMPUTATION OF EXCESS NET CAPITAL

Net capital per above computation	$	25,024
Required net capital		5,000
Net capital in excess of required amount	$	20,024

KURT SALMON ASSOCIATES CAPITAL ADVISORS, INC.
(A wholly-owned Subsidiary of Kurt Salmon Associates, Inc.)

SUPPLEMENTARY DATA
December 31, 2003

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The provisions of the aforementioned rule are not applicable to Kurt Salmon Associates Capital Advisors, Inc. because the Company carries no cash or margin accounts, does not hold funds or securities for, or owe money or securities to, customers. Any securities transactions would be handled through a clearing agent who deals directly with the Company's customers. Kurt Salmon Associates Capital Advisors, Inc. is therefore exempt under the provisions of Rule 15c3-3(k)(2)(ii).

W I N D H A M   B R A N N O N ,   P . C .

C E R T I F I E D   P U B L I C   A C C O U N T A N T S

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

The Board of Directors
Kurt Salmon Associates Capital Advisors, Inc.

In planning and performing our audit of the financial statements of **Kurt Salmon Associates Capital Advisors, Inc.** (the "Company"), for the year ended December 31, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404/898-2000, Fax 404/898-2010, E-Mail windhambrannon@windhambrannon.com
Member of AGN International Ltd., an association of separate and independent accounting & consulting firms

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Windham Brannon, P.C.

Certified Public Accountants

February 25, 2004

KSA CAPITAL ADVISORS®

March 15, 2004

Mr. Gregory S. Amoroso
Supervisor of Examiners
NASD
Atlanta District Office
One Securities Centre, Suite 500
3490 Piedmont Road, NE
Atlanta, GA 30305-4808

SEC MAIL PROCESSING RECEIVED
MAR 22 2004
WASH, D.C. 181 SECTION

Dear Mr. Amoroso:

This correspondence is in reply to your letter of March 10, 2004 a copy of which is attached for your reference.

We received two versions of the audit report from our independent accountant – one version contained all the information you require. The other, shorter version was intended for our internal use only. Unfortunately, we inadvertently submitted the wrong version to you.

We apologize for any inconvenience we may have caused. Enclosed is the correct report.

Sincerely,

William H. Beckemeyer
Secretary/Treasurer

cc:

Securities & Exchange Commission (2 copies)
Division of Market Regulation
450 5th Street NW
Washington, DC 20549

Securities & Exchange Commission
Atlanta District Office
3475 Lenox Road, NE, Suite 1000
Atlanta, GA 30326

AM

NASD/Systems Support
9509 Key West Avenue, 3rd Floor
Rockville, MD 20850
Attn: Eleanor Sabalbaro

Office of the Secretary of State
Division of Business Services & Regulation
Two Martin Luther King Jr. Drive, SE
802 West Tower
Atlanta, GA 30334

Office of the Attorney General
Investor Protection & Securities Bureau
120 Broadway, 23rd Floor
New York, NY 10271

March 10, 2004

Mr. William Beckemeyer, Secretary/Treasurer
Kurt Salmon Associates Capital Advisors, Inc.
1355 Peachtree Street, N. E.
Suite 900
Atlanta, GA 30309

NASD

Dear Mr. Beckemeyer:

This will acknowledge receipt of your December 31, 2003 annual audited report of financial condition, filed pursuant to Securities and Exchange Commission SEC Rule 17a-5(d)(1)(Rule). The report as submitted was found deficient in that it did not contain the following:

1. The Oath or Affirmation page was missing the notary's signature and seal;

2. Computation of Net Capital and Reconciliation pages were missing;

3. Computation for Determining SEC Rule 15c3-3 Reserve Requirement was missing; and,

4. Report describing any material inadequacies was missing.

Therefore, your submission cannot be considered in compliance with the filing requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*, and we suggest that you review it with your independent accountant if you need assistance.

Pursuant to the provisions of NASD Rule 8210, we request that you immediately send one copy of the items listed above to this office and to the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

Please attend to this matter promptly. If you have any questions, please contact John Macharia at (404) 239-6102.

Sincerely,

Greg Amoroso

Gregory S. Amoroso
Supervisor of Examiners

pdb

Enclosure

cc: Mr. Howard Dennis, Branch Chief - SEC Atlanta
Windham Brannon, P.C.

Atlanta District Office
One Securities Centre, Suite 500
3490 Piedmont Road, NE
Atlanta, GA
30305-4808

tel 404 239 6100
fax 404 237 9290
www.nasd.com